Beamr Imaging Ltd.

10 HaManofim Street

Herzeliya, 4672561, Israel

October 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Beamr Imaging Ltd. (CIK 0001899005)
Registration Statement No. 333-262904 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Beamr Imaging Ltd. (the “Registrant”) hereby withdraws its request submitted on October 18, 2022 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on October 20, 2022 at 5:00 p.m., Eastern Time.

Very truly yours,

BEAMR IMAGING LTD.

By:	/s/ Sharon Carmel
Sharon Carmel Chief Executive Officer